September 22, 2004

Mr. Ron E. Heineman,
CEO Resolve Staffing, Inc.
105 North Falkenburg,  Suite B
Tampa, Florida 33619

Dear Ron:

This letter will serve as notification that I am resigning as President of Resolve Staffing, Inc. as of September 22, 2004. I will remain on the Board of Directors going forward.

I look forward to continuing with Resolve as a member of the Board of Directors.

Sincerely,

/s/ Don Quarterman
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Don E. Quarterman